Exhibit 99.1

Recon Technology, Ltd Announces $100 Million “At-the-Market” Equity Offering Program

BEIJING, JULY 31, 2026 /PRNewswire/ — Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced that it has entered into an At-the-Market (“ATM”) Issuance Sales Agreement (the “Agreement”) dated July 28, 2026, under which the Company may, from time to time during the term of the Agreement, offer and sell the Company’s Class A ordinary shares (the “Shares”), par value $0.0001 per share, having an aggregate value of up to $100 million, to or through Pacific Century Securities, LLC (the “Sales Agent”) as the Company’s exclusive sales agent or principal.

Sales of Shares, if any, will be made at or related to then-prevailing market prices and, as a result, prices may vary. The volume and timing of sales under the ATM Program (the “ATM Program”) will be determined at the Company’s discretion. The Company expects to use any proceeds from the ATM Program for general corporate purposes, which include working capital, operating expenses, capital expenditures, potential acquisitions, business development activities, and other strategic initiatives in line with the Company’s growth plans.

Pacific Century Securities, LLC is serving as the exclusive sales agent for the ATM Program. Kaufman & Canoles, P.C. is acting as U.S. counsel to the Company. McCarter & English, LLP is acting as U.S. counsel to the Sales Agent.

Under the Agreement, the Sales Agent may sell the Shares as the Company’s exclusive sales agent or principal and by methods deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. The maximum offering amount in the ATM Program will be $100 million or the maximum offering dollar amount permitted under the Company’s then current shelf registration capacity on the effective Registration Statement (defined below), whichever is lesser. In no event shall the aggregate number of Shares sold in the ATM Program exceed the number of the Company’s authorized but unissued Class A ordinary shares.

The Shares will be offered under the Company’s existing effective shelf registration statement on Form F-3 (No. 333-292540) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (“SEC”). A prospectus supplement dated July 28, 2026 related to the offering has been filed with the SEC. Any offer, solicitation or sale will be made only by means of the prospectus supplement and the accompanying prospectus. Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from the SEC’s website at www.sec.gov or by contacting Pacific Century Securities, LLC, Attention: Syndicate Department, 747 3rd Ave, STE 2101, New York, NY 10017, by email at francis@pcsecurities.us. Current and potential investors should read the prospectus in the registration statement, and the prospectus supplement relating to the ATM Program and other documents the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more complete information about the Company and the ATM Program.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor may there be any sale of the Company’s securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any state or jurisdiction.

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas field service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd

Phone: +86 (10) 8494-5799

Email: info@recon.cn